                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. __)*


                           MAXICARE HEALTH PLANS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    577904204
     -----------------------------------------------------------------------
                                 (CUSIP number)

                              Arthur G. Epker, III
                                 Vice President
                          Par Capital Management, Inc.
                        One Financial Center, Suite 1600
                                 (617) 526-8990
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                   May 8, 1998
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)

                               (Page 1 of 11 Pages)

---------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------                      ----------------------------
CUSIP NO. 577904204                                 Page 2 of 11 Pages
================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Investment Partners, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   520,500
                           -----------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None
                           -----------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   520,500
                           -----------------------------------------------------
         WITH             10     SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             520,500 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.9%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------                      ----------------------------
CUSIP NO. 577904204                                 Page 3 of 11 Pages
================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Group, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   520,500
                           -----------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None
                           -----------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   520,500
                           -----------------------------------------------------
         WITH             10     SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             520,500 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.9%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------                      ----------------------------
CUSIP NO. 577904204                                 Page 4 of 11 Pages
================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Capital Management, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   520,500
                           -----------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               None
                           -----------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER

        PERSON                   520,500
                           -----------------------------------------------------
         WITH             10     SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             520,500 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.9%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             CO

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the common stock, par value $.01 ("Common Stock"), of Maxicare Health Plans, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1149 S. Broadway Street, No. 925, Los Angeles, CA 90015.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a), (b) and (c). The persons filing this Statement are PAR Investment Partners, L.P., ("PIP"), PAR Group, L.P. ("PAR Group") and PAR Capital Management, Inc. ("PAR Capital").

          PIP is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

          The sole general partner of PIP is PAR Group, a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

          The sole general partner of PAR Group, is PAR Capital, a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, MA 02111.

          Paul A. Reeder, III is the President and sole director of PAR Capital. He is a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a vice president and a controlling shareholder of PAR Capital. Arthur G. Epker, III is a vice president and a controlling shareholder of PAR Capital. The business address of Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker, III is Suite 1600, One Financial Center, Boston, MA 02111.

          (d) and (e). During the last five years PIP, PAR Group, and PAR Capital have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          During the last five years Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker, III have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


                                     5 of 11

          (f) Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur G. Epker, III are all citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          PIP purchased 520,500 shares of Common Stock of the Issuer in open market transactions. The sole source of the funds used in making purchases of the Common Stock was the PIP cash account. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. No source of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act. The amount of funds used in making the purchases is set forth in Item 5.

ITEM 4.   PURPOSE OF TRANSACTION.

          PIP acquired the shares of Common Stock in the ordinary course of business for investment purposes only.

          The Issuer entered into a settlement agreement (the "Settlement Agreement"), dated as of May 8, 1998, with the American Opportunity Trust Plc ("Opportunity"), North Atlantic Smaller Companies Investment Trust Plc ("North Atlantic"), J.O. Hambro Capital Management Limited ("Hambro") and Paul R. Dupee, Jr. ("Dupee") (North Atlantic, Opportunity, Hambro and Dupee are herein referred to as the "Settling Shareholders").

          Pursuant to the Settlement Agreement, the Issuer agreed, among other things, to cause the then-existing board of directors (the "Board") to (a) increase the number of authorized directors on the Board to nine and to fill the one existing vacancy and two newly-created directorships with Dupee, Elwood I. Cleaver, Jr. and Robert M. Davies (the "New Directors") and (b) approve certain amendments to the Issuer's bylaws, certificate of incorporation and the shareholder rights agreement between the Issuer and American Stock Transfer and Trust Company dated as of February 24, 1998 (such amendments collectively referred to as the "Amendments"). The Issuer agreed to submit the Amendments to a shareholder vote at the 1998 annual meeting of shareholders (the "Annual Meeting"), to renominate two of the New Directors for election at the Annual Meeting (such slate of nominees recommended by the Issuer is referred to as the "Board Slate") and to use its best efforts to obtain proxies from shareholders to vote in favor of the Amendments and the Board Slate.

          Under the Settlement Agreement, each Settling Shareholder agreed to vote those shares over which it has the power to direct the vote in favor of the Board Slate, the Amendments, and the reimbursement of Dupee's filing expenses in connection with the solicitation of consents commenced by Dupee in accordance with applicable proxy regulations (the "Filing Party Reimbursement"; the Board Slate, the Amendments and the Filing Party Reimbursement are collectively referred to as the "Proposals"). Each Settling Shareholder also agreed not to take certain actions in respect of the Company prior to the Annual Meeting, including voting in favor of a special meeting of shareholders.


                                     6 of 11

          In addition to the Settlement Agreement, the Issuer entered into a voting agreement (each, a "Voting Agreement") with each of PIP, Franklin Resources, Inc., King Investment Advisors, Inc., Heartland Advisors, Inc. and Snyder Capital Management, L.P. (each, a "Settling Fund"), pursuant to which the Issuer agreed to propose the Proposals at the Annual Meeting and each Settling Fund agreed to vote all Shares over which it has the power to direct the vote in favor of the Proposals. Each Settling Fund also agreed not to take certain actions in respect of the Issuer prior to the Annual Meeting, including voting in favor of a special meeting of shareholders.

          Except as aforesaid, PIP, PAR Group and PAR Capital do not have any plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) any action similar to any of those enumerated in (a) through (i) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As of the date of this statement, PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 520,500 shares of the Common Stock of the Issuer, representing approximately 2.9% of the number of shares of Common Stock of the

                                     7 of 11

Issuer currently outstanding. The number of shares of Common Stock of the Issuer believed to be outstanding as of March 25, 1998, as reported in the Form 10-K of the Issuer for the year ending December 31, 1997 (which is the most recently available filing by the Issuer with the Commission) is 17,925,381. The total amount of funds used in purchasing the 520,500 shares of Common Stock was $7,945,534.64.

          To the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group or PAR Capital, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Common Stock of the Issuer.

          Set forth below is the aggregate number of shares and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by PIP, and
(ii) to the knowledge of PIP, PAR Group and PAR Capital, by each other person or entity that may be deemed to be a member of a group with PIP for the purposes of
Section 13(d) of the Exchange Act and the rules promulgated thereunder:

--------------------------------------------------------------------------------------------------
                                    NUMBER OF                        NUMBER OF
                     AGGREGATE    SHARES: SOLE      NUMBER OF      SHARES: SOLE OR
                       NUMBER       POWER TO      SHARES: SHARED   SHARED POWER TO     APPROX.
 FILING PARTY        OF SHARES        VOTE         POWER TO VOTE      DISPOSE         PERCENTAGE*
--------------------------------------------------------------------------------------------------
Paul R. Dupee         327,100        327,100                 0          327,100          1.82%
(1)
--------------------------------------------------------------------------------------------------
J. O. Hambro          480,200              0           480,200          480,200          2.7%
Capital
Management
(1)
--------------------------------------------------------------------------------------------------
North Atlantic        305,000              0           305,000          305,000          1.7%
Smaller
Investment
Trust (1)
--------------------------------------------------------------------------------------------------
American               90,000              0            90,000           90,000          0.5%
Opportunity
Trust (1)
--------------------------------------------------------------------------------------------------
Franklin            1,789,779              0         1,789,779        1,789,779           10%
Resources,
Inc. (1)
--------------------------------------------------------------------------------------------------
Heartland           3,312,000      3,142,500                 0        3,312,000         18.5%
Advisors, Inc.
(1)
--------------------------------------------------------------------------------------------------


                                     8 of 11

--------------------------------------------------------------------------------------------------
                                    NUMBER OF                        NUMBER OF
                     AGGREGATE    SHARES: SOLE      NUMBER OF      SHARES: SOLE OR
                       NUMBER       POWER TO      SHARES: SHARED   SHARED POWER TO     APPROX.
 FILING PARTY        OF SHARES        VOTE         POWER TO VOTE      DISPOSE         PERCENTAGE*
--------------------------------------------------------------------------------------------------
King                  922,270        846,662                           992,270            5.5%
Investment
Advisors, Inc.
(1)
--------------------------------------------------------------------------------------------------
Snyder Capital      2,053,700        117,500          1,811,800      2,053,700           11.5%
Management,
L.P. (1)
--------------------------------------------------------------------------------------------------
Par Investment        520,500        520,500            520,000        520,500            2.9%
Partners LP
(1)
--------------------------------------------------------------------------------------------------
*    Based on 17,925,381 shares of Common Stock, par value $.01 per share, outstanding as of March 25, 1998, as reported in the Issuer's Annual
     Report on Form 10-K for the year ended December 31, 1997.
--------------------------------------------------------------------------------------------------

    (1) These entities may be deemed to be part of a group with PIP within the meaning of Rule 13d-3 under the Exchange Act by virtue of (a) in the case of J.O. Hambro Capital Management, North Atlantic, Opportunity and Dupee, the fact that they are signatories to the Settlement Agreement, and (b) with respect to PIP and the other entities, by virtue of their having entering into Voting Agreements with the Issuer provided for in the Settlement Agreement. Since the Voting Agreement was executed, PIP, PAR Group and PAR Capital have not acted in concert with any such persons or entities in connection with the Issuer or its Common Stock, and do not believe that the execution of the Voting Agreement makes the entities a group within the meaning of Rule 13d-3 under the Exchange Act. Accordingly, PIP, PAR Group and PAR Capital do not believe they are members of a group that includes such entities and disclaims beneficial ownership of the shares owned by such entities. Information regarding the share ownership of such entities is based on their most recent Statement on Schedule 13D or 13G and amendments thereto and may not be current.

          (c) Except for the purchase of the securities reported above, to the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group and PAR Capital, nor any officer or director of PAR Capital has effected any transactions in the Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                                     9 of 11

          Except as set forth in Item 4 hereof, there are no agreements, understandings or relationships between PIP, PAR Group and PAR Capital and any other person with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     7(a) Joint Filing Agreement

     7(b) Voting Agreement by and between PIP and the Issuer, May 8, 1998.



                                     10 of 11

                                   SIGNATURE

     After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 1998

                                  PAR INVESTMENT PARTNERS, L.P.
                                  By: PAR GROUP, L.P.
                                      its general partner
                                  By: PAR CAPITAL MANAGEMENT, INC.
                                      its general partner

                                  By: /s/ Arthur G. Epker, III, Vice President
                                      ------------------------------------------


                                  PAR GROUP, L.P.
                                  By: PAR CAPITAL MANAGEMENT, INC.,
                                      its general partner

                                  By: /s/ Arthur G. Epker, III, Vice President
                                      ------------------------------------------


                                  PAR CAPITAL MANAGEMENT, INC.

                                  By: /s/ Arthur G. Epker, III, Vice President
                                      ------------------------------------------


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